Exhibit 5.1

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 19, 2014

Signet UK Finance plc 110 Cannon Street

London EC4N 6EU, United Kingdom

Ladies and Gentlemen:

We have acted as counsel to Signet UK Finance plc, a company incorporated under the laws of England and Wales (the “Issuer”), and each of the guarantors listed on Schedule 1 hereto (together, the “Guarantors”), in connection with the offer and sale by the Issuer of $400,000,000 aggregate principal amount of its 4.700% Senior Notes due 2024 (the “Notes”), fully and unconditionally guaranteed by the Guarantors (the “Guarantees” and, together with the Notes, the “Securities”) pursuant to an underwriting agreement, dated May 14, 2014 (the “Agreement”), among the Issuer, the Guarantors and J.P. Morgan Securities LLC, as representative of the several underwriters named therein.

The Notes will be issued pursuant to the Indenture, dated as of May 19, 2014, among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”) (including the Guarantees), as supplemented by the first supplemental indenture dated as of May 19, 2014 (the “Indenture”).

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Registration Statement on Form S-3 (File No. 333-195865), filed with the Securities and Exchange Commission (the “Commission”) by the Issuer and the Guarantors on May 12, 2014 (the “Registration Statement”); (ii) the prospectus, dated May 12, 2014, which forms a part of the Registration Statement (the “Base Prospectus”); (iii) the prospectus supplement, dated May 14, 2014 and filed with the Commission pursuant to Rule 424(b) under the Securities Act, as amended (the “Prospectus Supplement”); (iv) the Indenture; (v) the executed copy of the global certificate representing the Notes; (vi) the Agreement; and (vii) such corporate, limited liability company and similar records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Issuer and the Guarantors, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth. We refer to the Base Prospectus as supplemented by the Prospectus Supplement as the “Prospectus.”

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the

May 12, 2014

authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Issuer and the Guarantors. We have also assumed (i) the valid existence of the Issuer, the Guarantors (other than those incorporated in Delaware) and the Trustee, (ii) that each of the Issuer, the Guarantors (other than those incorporated in Delaware) and the Trustee (a) has the requisite corporate power and authority to enter into and perform, as applicable, the Indenture and the Securities, and (b) has duly authorized, executed and delivered the Indenture and the Securities, and (iii) that the Indenture constitutes the legal, valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms.

Based on and subject to the foregoing, and subject to the qualifications stated herein, we are of the opinion that:

1. Notes. Upon the due authentication by the Trustee of the Notes, the Notes will constitute valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

2. Guarantees. Upon the due authentication by the Trustee of the Notes, the Guarantees will constitute valid and binding obligations of the Guarantors, enforceable against the Guarantors in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

The opinions expressed herein are limited to the laws of the State of New York and the corporate and limited liability company laws of the State of Delaware, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the incorporation by reference of this letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal matters” in the Prospectus. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP

Schedule 1

Guarantor	State or Other Jurisdiction of Incorporation or Organization
Signet Jewelers Limited	Bermuda
Signet Group Limited	England & Wales
Signet US Finance Limited	England & Wales
Signet Trading Limited	England & Wales
H. Samuel Limited	England & Wales
Ernest Jones Limited	England & Wales
Leslie Davis Limited	England & Wales
Checkbury Limited	England & Wales
Signet US Holdings, Inc.	Delaware
Signet U.S. Services Inc.	Delaware
Signet Group Treasury Services Inc.	Delaware
Sterling Jewelers Inc.	Delaware
Ultra Stores, Inc.	Delaware
Sterling Ecomm LLC	Delaware
Sterling Jewelers LLC	Delaware
Scamp & Scoundrel LLC	Delaware
Signet Group Services US Inc.	Delaware
Sterling Inc.	Ohio